Exhibit 99.1

SciSparc Adopts Limited Duration Shareholder Rights Plan

TEL AVIV, Israel, Nov. 28, 2023 (GLOBE NEWSWIRE) -- SciSparc Ltd. (Nasdaq: SPRC) ("Company" or "SciSparc"), a specialty clinical-stage pharmaceutical company focusing on the development of therapies to treat disorders and rare diseases of the central nervous system, announced today that its Board of Directors (the “Board”) has unanimously adopted a limited duration shareholder rights plan (the "Rights Plan"), effective immediately.

“Today we announced exciting positive results from our weight loss and metabolic disorder program with our proprietary psychedelic-based treatment,” said Oz Adler, SciSparc’s Chief Executive Officer. “Unfortunately, SciSparc, like many other clinical-stage pharmaceutical companies, continues to experience a significant and ongoing dislocation in the trading price of its ordinary shares. The adoption of the Rights Plan is intended to protect the long-term interests of SciSparc and all of our shareholders and enable them to realize the full potential value of their investment in the Company. The Rights Plan is designed to reduce the likelihood that any entity, person or group would gain control of, or significant influence over SciSparc, through the open-market accumulation of the Company’s shares without appropriately compensating all SciSparc shareholders for control,” concluded Mr. Adler.

The Board did not adopt the Rights Plan in response to a specific takeover threat. The Rights Plan is not intended to prevent or interfere with any action with respect to SciSparc that the Board determines to be in the best interests of the Company and its shareholders. Instead, it will position the Board to fulfill its fiduciary duties on behalf of all shareholders by ensuring that the Board has sufficient time to make informed judgments about any attempts to control or significantly influence SciSparc. The Rights Plan will encourage anyone seeking to gain a significant interest in SciSparc to negotiate directly with the Board prior to attempting to control or significantly influence the Company.

The Rights Plan is similar to those adopted by other publicly traded companies, and does not contain any dead-hand, slow-hand, no-hand or similar feature that limits the ability of a future Board to redeem the rights. Pursuant to the Rights Plan, SciSparc will issue one special purchase right for each ordinary share outstanding as of the close of business on December 8, 2023. While the Rights Plan is effective immediately, the rights generally would become exercisable only if an entity, person or group acquires beneficial ownership of 10% or more of SciSparc’s outstanding ordinary shares in a transaction not approved by the Company’s Board.

In that situation, each holder of a right (other than the acquiring entity, person or group) will have the right to purchase one ordinary share at a purchase price of $0.001 per share. In addition, at any time after an entity, person or group acquires 10% or more of the Company’s ordinary shares, the Company’s Board of Directors may exchange one ordinary share of the Company for each outstanding right (other than rights owned by such entity, person or group, which would have become void).

The Rights Plan has a 364-day term, expiring on November 27, 2024.

Meitar Law Offices is serving as legal counsel to SciSparc.

About SciSparc Ltd. (Nasdaq: SPRC):

SciSparc Ltd. is a specialty clinical-stage pharmaceutical company led by an experienced team of senior executives and scientists. SciSparc’s focus is on creating and enhancing a portfolio of technologies and assets based on cannabinoid pharmaceuticals. With this focus, the Company is currently engaged in the following drug development programs based on THC and/or non-psychoactive CBD: SCI-110 for the treatment of Tourette Syndrome, for the treatment of Alzheimer's disease and agitation; SCI-160 for the treatment of pain; and SCI-210 for the treatment of ASD and status epilepticus. The Company also owns a controlling interest in a subsidiary whose business focuses on the sale of hemp seeds oil-based products on Amazon Marketplace.

Forward-Looking Statements:

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, SciSparc is using forward-looking statements when it discusses the intended protection by the Rights Plan of the long-term interests of SciSparc and all of SciSparc’s shareholders and realization of the full potential value of shareholders’ investment in the Company. Because such statements deal with future events and are based on SciSparc's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of SciSparc could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading "Risk Factors" in SciSparc's Annual Report on Form 20-F filed with the SEC on May 1, 2023, and in subsequent filings with the U.S. Securities and Exchange Commission. Except as otherwise required by law, SciSparc disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Investor Contact:
IR@scisparc.com
Tel: +972-3-6167055